SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Valuation Report

February 27, 2004

Table of Contents

1	EXECUTIVE SUMMARY

2	THE NORTH AMERICAN ASSETS A. Labatt B. FEMSA Cerveza

3	AMBEV A. Brazil and International Operations B. Quinsa

Appendix A. Overview of Valuation Methodologies B. Comparable Companies and Precedent Transaction Analyses

Important Notice

Companhia de Bebidas das Americas - AmBev (“AmBev” or the “Company”) and N.V. Interbrew S.A. (“Interbrew”) are proposing to enter into a combination transaction between the two companies (the “Combination Transaction”). As part of the Combination Transaction, AmBev will acquire from Interbrew selected North and Latin American assets of Interbrew, namely 100% of the Canadian business of Labatt Brewing Company Ltd. or LBCL (“Labatt”) and may acquire 30% of the capital stock of FEMSA Cerveza, S.A. de C.V. (“FEMSA Cerveza”) (together, the “North American Assets”) through an “Incorporação” (the “Merger Transaction”).

Citigroup Global Markets Inc. (“Citigroup”) has been informed by AmBev that the Merger Transaction may also include 70% of the capital stock of Labatt USA (“LUSA”) and due to existing confidentiality agreements, Citigroup will not be granted access to the necessary information to prepare a valuation analysis of LUSA. As a result, this material does not include a valuation analysis of LUSA. In addition, Citigroup has been informed by AmBev that:

(i)	post resolution of the confidentiality agreement restrictions, an economic valuation analysis of LUSA’s assets will be conducted, and

(ii)
LUSA will be contributed as part of the Merger Transaction with a net debt amount equal to the value of its assets as per such economic valuation, resulting in an implied equity value of zero, thus not impacting the number of AmBev shares to be issued pursuant to the Merger Transaction.

The following pages contain material provided to the Board of Directors of AmBev by Citigroup in connection with the proposed Merger Transaction.

The information contained in this material was obtained from AmBev, Interbrew, Labatt and other sources. Any estimates and projections contained herein have been prepared or adopted by the managements of AmBev, Interbrew and Labatt or obtained from public sources, or are based upon such estimates and projections, and involve numerous and significant subjective determinations, and there is no assurance that such estimates and projections will be realized. Citigroup does not take responsibility for such estimates and projections, or the basis on which they were prepared. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of any such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future.

In preparing this material, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and upon the assurances of the managements of AmBev, Interbrew and Labatt that no relevant information and data was omitted or undisclosed to Citigroup. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the respective managements of AmBev, Interbrew and Labatt that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of AmBev, Interbrew and Labatt as to the future financial performance of AmBev, Labatt and FEMSA Cerveza, and their respective affiliates. Citigroup has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of any such entities nor has Citigroup made any physical inspection of the properties or assets of such entities.

Financial analyses, such as those contained in this material, involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed, the appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The estimates contained in the analyses reflected in this material and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable to those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses actually may be acquired or sold, the actual value of securities when issued in a transaction or the prices at which securities may trade at any time.

This material is not intended to be and does not constitute an opinion or recommendation as to any matters relating to the Merger Transaction or any related transaction. The accompanying material was prepared to assist the Board of Directors of AmBev in its evaluation of the North American Assets to be acquired by AmBev and the AmBev shares to be issued to Interbrew in exchange for the North American Assets in the context of the Merger Transaction and may be used by the Board of Directors (i) for the information of the shareholders of AmBev; (ii) for purposes of article 264 of Brazilian Law 6,404/76, as amended; and (iii) for purposes of registration of foreign capital resulting from the Merger Transaction with the Central Bank of Brazil. Citigroup expresses no view as to the relative merits of the Merger Transaction or any related transaction as compared to any alternative business strategies that might exist for AmBev or the effect of any other transaction in which

AmBev might engage. Neither AmBev, Interbrew, Labatt nor Citigroup nor their respective legal or financial advisors or accountants take any responsibility for the accompanying material if used by persons other than the Board of Directors of AmBev. This material is necessarily based upon information available to Citigroup, and financial, stock market and other conditions and circumstances existing and disclosed to Citigroup, as of the date of the material. Citigroup does not have any obligation to update or otherwise revise the accompanying material. Except as specifically provided herein, this material was not compiled or prepared with a view toward compliance with any securities or corporations laws (including Articles 8 and 223 to 227 of Brazilian Law 6,404/76, as amended) and is not intended to be and does not constitute a recommendation to any shareholder of AmBev or Interbrew as to how such shareholder should vote on any matters relating to the Merger Transaction, the Combination Transaction or any related transaction. The use of this material or the analyses or other information contained herein without the prior written consent of Citigroup is strictly prohibited.

Citigroup has prepared this material in connection with the Merger Transaction for the Board of Directors of AmBev and will receive a fee for such services payable upon consummation of the Merger Transaction. Citigroup and its affiliates in the past have provided and currently may be providing services to AmBev, Interbrew, Labatt and FEMSA Cerveza unrelated to the proposed Merger Transaction, for which services Citigroup and its affiliates have received and would expect to receive compensation. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of AmBev or Interbrew for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with AmBev, Interbrew, Labatt or FEMSA Cerveza and their respective affiliates.

Financial calculations throughout this material may not add up due to rounding.

1 Executive summary

Valuation Methodology

IN PREPARING THIS VALUATION REPORT, CITIGROUP EVALUATED THE ECONOMIC VALUE OF BOTH THE NORTH AMERICAN ASSETS AND AMBEV BASED ON THE FOLLOWING METHODOLOGIES

The North American Assets	• Labatt – Discounted Cash Flow methodology • FEMSA Cerveza – Publicly available comparable company methodology

AmBev	• AmBev Brazil (1) – Discounted Cash Flow methodology • Quilmes International Bermuda Ltd. (“Quilmes”) (2) – Discounted Cash Flow methodology

Other Methodologies	• Provided comparative evidence for the DCF methodology • Publicly available comparable companies • Precedent transactions in the brewing industry
(1) Includes Brazilian and international operations (except Quinsa as defined below) of AmBev.
(2) Quilmes is a majority owned subsidiary of Quilmes Industrial S.A. (“Quinsa”).

Scope of Work

CITIGROUP’S FINANCIAL ANALYSIS WAS BASED ON, AMONG OTHER THINGS, THE FOLLOWING:

Labatt

• Audited financial statements as of December 31, 2002 and December 31, 2003 for LBCL
• Unaudited pro forma Income Statement for Labatt provided by Interbrew (2001- 2003)
• Unaudited pro forma Balance Sheet as of December 31, 2003 for Labatt provided by Interbrew
• Labatt’s business plan as provided by LBCL’s management
• Business plan review sessions with LBCL’s management
• General discussions with LBCL’s management
• Publicly available information on the brewing industry in Canada

FEMSA Cerveza

• Publicly available information regarding the beer sector in Mexico and in the US
• Publicly available audited financial statements as of December 31, 2003 for FEMSA, S.A. de C.V. (“FEMSA”)
• Publicly available information on Grupo Modelo, S.A. de C.V. (“Modelo”)

AmBev and Quinsa Operations

• Audited financial statements as of December 31, 2002 and September 30, 2003 for AmBev and Quinsa
• Unaudited balance sheets as of December 31, 2003 for AmBev and Quinsa provided by AmBev’s management
• AmBev’s Brazilian and international business plan (1) as provided by AmBev’s management
• Quilmes’ business plan as provided by AmBev
• Business plan review sessions with AmBev’s management
• Publicly available information on the brewing industry in Latin America

Macroeconomic & Market	• Publicly available information and estimates • Assessment of general economic and market conditions
(1) Includes Brazilian and international operations (except Quinsa) of AmBev.

Valuation of the North American Assets

(US$ in millions, unless specified otherwise)	Low	High

Labbat
Firm Value Range (a)	$5,799	$6,609
(-) Net Debt and Adjustments (b)	1,002	1,002

Implied Equity Value Range	$4,796	$5,607

(+) FEMSA Cerveza

Implied Firm Value Range (c)	$4,095	$4,607
(-) Net Debt (d)	200	200
Implied Equity Value Range	$3,895	$4,407
% of Capital Stock Acquired	30.0%	30.0%
Implied Equity Value Range to HoldCo (e)	$1,168	$1,322
Debt Assumed by HoldCo (e)	206	206

Implied Equity Value Range to AmBev	$963	$1,116

Total Implied Equity Value Range of the North American Assets	$5,759	$6,723

(a) See page 10 for calculation details.
(b) Source: Labatt’s unaudited pro forma Balance Sheet as of December 31, 2003.
(c) See page 17 for calculation details.
(d) Source: FEMSA’s audited financial statements as of December 31, 2003.
(e) Citigroup has been informed by AmBev that the capital stock of FEMSA Cerveza will be acquired pursuant to the Merger Transaction through a Holdco, which shall have as assets 30% of the capital stock of FEMSA Cerveza and as liabilities third-party debt in the amount of US$206 mm.

Valuation of AmBev

	Range
(US$ in millions, unless specified otherwise)	Low	High

AmBev's Brazil and International Operations (Except Quinsa)
Firm Value Range (a)	$9,589	$11,515
(-) Net Debt and Adjustments (b)	1,039	1,039

Implied Equity Value Range	$8,550	$10,476

(+) Quinsa

Firm Value Range (c)	$1,492	$1,788
(-) Net Debt and Adjustments (d)	301	301
Implied Equity Value Range	$1,191	$1,487
% of Quilmes' Stake Held by AmBev (e)	49.7%	49.7%

Implied Equity Value to AmBev	$591	$738

Total Implied AmBev Equity Value Range	$9,142	$11,214

Number of Shares Outstanding (bn) (f)	38.5	38.5
Number of ADR Equivalents (mm) (g)	385.4	385.4
Implied Price Range (h)	$23.7	$29.1

(a) See page 19 for calculation details.
(b) Source: AmBev’s unaudited Balance Sheet as of December 31, 2003.
(c) See page 26 for calculation details.
(d) Source: AmBev’s unaudited Balance Sheet as of December 31, 2003.
(e) Direct and indirect stake held by AmBev.
(f) As of December 31, 2003. Source: AmBev.
(g) Each ADR Equivalent represents 100 shares of AmBev.
(h) Price reflects economic value and does not distinguish between classes of shares of AmBev.

Summary Conclusions

	Range
(US$ in millions, unless specified otherwise)	Low	High

North American Assets
Total Equity Value Range (a)	$5,759	$6,723

	Range
(US$ in millions, unless specified otherwise)	High	Low

AmBev
Total Equity Value Range (b)	$11,214	$9,142
Number of Shares Outstanding (bn) (c)	38.5	38.5
Number of ADR Equivalents (mm) (d)	385.4	385.4

Implied Price Range Per ADR (e)	$29.1	$23.7

Range of AmBev Shares to be Issued (bn) (f)	19.79	28.34

(a) As per calculation on page 6. If FEMSA Cerveza is not acquired in the Merger Transaction, the Total Equity Value Range would be US$4,796 MM to US$5,607 MM.
(b) As per calculation on page 7.
(c) As of December 31, 2003. Source: AmBev.
(d) Each ADR Equivalent represents 100 shares of AmBev.
(e) Price reflects economic value and does not distinguish between different classes of shares of AmBev.
(f) Citigroup has been informed by AmBev that, if acquired, the equity value of LUSA will be zero, and, thus the number of AmBev shares to be issued is assumed not to be impacted by AmBev’s acquisition of LUSA. If FEMSA Cerveza is not acquired in the Merger Transaction, the range of AmBev shares to be issued would be 16.5 bn to 23.6 bn.

2 THE NORTH AMERICAN ASSETS

A. Labatt

Company Overview

Business Overview

• Labatt Breweries of Canada is the 2nd largest brewer in Canada with an estimated annual domestic beer production of c.9.5 mm Hls and a market share of approximately 43.0% for 2003
• The company currently operates 8 breweries in Canada with an aggregate annual installed capacity of approximately 14.4 mm Hls
• Labatt currently produces a total of 62 domestic brands and distributes 18 imported brands
• The leading brands in Labatt’s portfolio include Budweiser, Labatt Blue, Kokanee, Keiths, Blue Light, Wildcat, Labatt Lite, and Lucky, among others
• Labatt also distributes other beers throughout Canada including Stella Artois, Rolling Rock, Guinness, Becks, Bass, Sol and Dos Equis, among others

Corporate Structure

Geographical Footprint (Production Facilities)

Source: Interbrew, Labatt, Wall Street research.

Brand Portfolio

• Labatt portfolio includes 11 of the top 20 brands in Canada

#1	Budweiser	12.2%
#3	Blue	9.3
#7	Kokanee	3.3
#8	Keiths IPA	1.9
#10	Blue Light	1.8
#11	Wildcat	1.6
#12	Labatt Lite	1.5
#16	Lucky	1.1
#17	Budweiser Light	1.0
#18	Blue Dry	1.0
#19	Extra Dry	0.9

Source: PSI – Share Reported Industry (Package), Labatt.

Projected Unlevered Free Cash Flows and Valuation Results

	Projected Fiscal Year Ending December 31,
(In Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Unlevered Free Cash Flow (CAD$)	$353.3	$414.0	$458.2	$465.2	$477.0	$488.9	$501.2	$513.8	$526.7	$539.9
Unlevered Free Cash Flow (US$)	280.4	336.6	375.6	387.7	397.5	406.3	415.2	424.4	433.8	443.4

Terminal EBITDA (US$)										$754.9
Terminal Adjusted Free Cash Flow (US$) (a)										443.4

	Terminal EBITDA Multiple Range

	8.5x	9.0x	9.5x	10.0x	10.5x

WACC	Firm Value of 12/31/03

6.5%	$6,253	$6,454	$6,655	$6,856	$7,057
7.0%	6,033	6,225	6,417	6,609	6,801
7.5%	5,824	6,007	6,190	6,373	6,556
8.0%	5,624	5,799	5,974	6,148	6,323
8.5%	5,433	5,600	5,767	5,934	6,101

WACC	Implied Perpetuity Growth Rate

6.5%	(0.4%)	(0.0%)	0.3%	0.6%	0.9%
7.0%	0.1	0.4	0.8	1.1	1.3
7.5%	0.6	0.9	1.2	1.5	1.8
8.0%	1.0	1.4	1.7	2.0	2.3
8.5%	1.5	1.9	2.2	2.5	2.8

(a) Terminal Adjusted Free Cash Flow defined as terminal EBITDA plus capital expenditures less depreciation.
(b) Equity Value equals Firm Value less total debt and minority interest, plus cash and investments in unconsolidated subsidiaries.
Note: Net Debt of US$1,002 mm. Source: Labatt's unaudited pro-forma Balance Sheet as of December 31,2003.
CAD$ based cash flows translated to US$ at the average projected exchange rate for each period.

Source: Interbrew, Labatt, market information.

	Terminal Value

	$6,416	$6,794	$7,171	$7,549	$7,926

WACC	Equity Value as of 12/31/03

6.5%	$5,251	$5,452	$5,653	$5,854	$6,055
7.0%	5,031	5,223	5,415	5,607	5,799
7.5%	4,822	5,005	5,188	5,371	5,554
8.0%	4,622	4,796	4,971	5,146	5,321
8.5%	4,431	4,597	4,764	4,931	5,098

WACC	Present Value Of Terminal Value / Firm Value

6.5%	54.7%	56.1%	57.4%	58.7%	59.8%
7.0%	54.1	55.5	56.8	58.1	59.2
7.5%	53.5	54.9	56.2	57.5	58.7
8.0%	52.8	54.3	55.6	56.9	58.1
8.5%	52.2	53.7	55.0	56.3	57.5

Weighted Average Cost of Capital (WACC)

Equity Beta

Company	Beta (b)

Interbrew	0.73
Anheuser Busch	0.58
Carlsberg	0.59
Heineken	0.51
Scottish & Newcastle	0.68
SABMilier	0.78
Molson	0.90

Median	0.68

Source: Bloomberg as of February 27, 2004.

WACC Calculation

	Low	Average	High

COST OF EQUITY
U.S. Risk Free Rate (30-Year U.S. Treasury) (a)	4.84%	4.84%	4.84%
Equity Market Risk Premium	5.50%	6.50%	7.50%
Equity Beta (b)	0.68	0.68	0.68
Adjusted Equity Market Risk Premium	3.74%	4.42%	5.10%

Total	8.58%	9.26%	9.94%

COST OF DEBT
U.S. Risk Free Rate (10-Year U.S. Treasury) (a)	3.98%	3.98%	3.98%
Implied Credit Spread (c)	1.00%	1.00%	1.00%
Cost of Debt (Pretax)	4.98%	4.98%	4.98%

Marginal Tax Rate	32.00%	32.00%	32.00%

Total	3.39%	3.39%	3.39%

Debt/Capitalization (Target)	30.00%	30.00%	30.00%

WACC	7.02%	7.50%	7.97%

Notes:
(a) Treasury yields as of 02/27/04.
(b) Average adjusted 2-year Beta from Bloomberg as of 02/27/04.
(c) Implied from cost of debt.

Projected Income Statement

	Projected Fiscal Year Ending December 31,
(US$ in Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Revenues	$1,561.2	$1,677.1	$1,767.1	$1,841.6	$1,887.9	$1,929.6	$1,972.2	$2,015.7	$2,060.3	$2,105.8
Cost of Goods Sold (excl. Dep.)	730.8	747.4	772.3	804.1	824.2	842.5	861.1	880.1	899.6	919.4

Gross Profit (Before Dep.)	$830.4	$929.7	$994.8	$1,037.6	$1,063.6	$1,087.1	$1,111.1	$1,135.6	$1,160.7	$1,186.3
Selling, General & Administration	310.9	344.0	362.2	376.4	385.1	392.9	400.8	408.9	417.1	425.6
Other Operating Expenses (Income)	(0.8)	(0.9)	(0.9)	1.0	1.8	2.5	3.3	4.1	5.0	5.9

EBITDA (Op. Cash Flow)	$520.3	$586.5	$633.5	$660.2	$676.8	$691.7	$707.0	$722.6	$738.6	$754.9
Depreciation	83.5	82.8	83.4	84.4	86.5	88.4	90.3	92.3	94.4	96.5
Amortization of Intangibles	2.1	1.4	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0

EBIT (Op. Income)	$434.7	$502.4	$549.9	$575.8	$590.3	$603.3	$616.6	$630.3	$644.2	$658.4

Revenue Growth	--	7.4%	5.4%	4.2%	2.5%	2.2%	2.2%	2.2%	2.2%	2.2%
EBITDA Growth	--	12.7	8.0	4.2	2.5	2.2	2.2	2.2	2.2	2.2

Gross Margin	53.2%	55.4%	56.3%	56.3%	56.3%	56.3%	56.3%	56.3%	56.3%	56.3%
EBITDA Margin	33.3	35.0	35.8	35.8	35.8	35.8	35.8	35.8	35.8	35.8

Source: Interbrew, Labatt.

MACROECONOMIC ASSUMPTIONS

		Projected Fiscal Year Ending December 31,
		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

US Inflation	(%)	1.1%	1.1%	1.6%	1.7%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Local Inflation	(%)	1.2	1.5	1.8	2.0	2.1	2.1	2.1	2.1	2.1	2.1
Exchange Rate (Avg.)	(CAD I US$)	1.26	1.23	1.22	1.20	1.20	1.20	1.21	1.21	1.21	1.22

Source: Wall Street research and Smith Barney research estimates.

Summary Projected Operating Assumptions

(US$ in millions, unless specified otherwise)

VOLUMES (HLs in Thousands)

REVENUES

COST OF GOODS SOLD

Source: Interbrew, Labatt.

EBITDA

Labatt’s Operating Projections

		Projected Fiscal Year Ending December 31,

(US$ in Millions)		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Market Size	(His 000's)	21,417	21,523	21,631	21,739	21,848	21,957	22,067	22,177	22,288	22,399
Market Growth	(%)	0.0%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Total Indy Volumes	(His 000's)	9,543	9,585	9,725	9,774	9,823	9,872	9,921	9,971	10,021	10,071
Domestic Beer Volume	(His 000's)	9,231	9,446	9,579	9,627	9,675	9,724	9,772	9,821	9,870	9,920
Domestic Beer Market Share	(%)	43.1%	43.9%	44.3%	44.3%	44.3%	44.3%	44.3%	44.3%	44.3%	44.3%

Revenues	(US$ MM)	$1,561.2	$1,677.1	$1,767.1	$1,841.6	$1,887.9	$1,929.6	$1,972.2	$2,015.7	$2,060.3	$2,105.8
Costs of Good Sold	(US$ MM)	730.8	747.4	772.3	804.1	824.2	842.5	861.1	880.1	899.6	919.4
COGS / HI	(US$/ HI)	76.6	78.0	79.4	82.3	83.9	85.3	86.8	88.3	89.8	91.3
SG&A	(US$ MM)	310.9	344.0	362.2	376.4	385.1	392.9	400.8	408.9	417.1	425.6
SG&A / HI	(US$/ HI)	32.6	35.9	37.2	38.5	39.2	39.8	40.4	41.0	41.6	42.3
Other Operating Expenses (Income)	(US$ MM)	(0.8)	(0.9)	(0.9)	1.0	1.8	2.5	3.3	4.1	5.0	5.9

EBITDA	(US$ MM)	$520.3	$586.5	$633.5	$660.2	$676.8	$691.7	$707.0	$722.6	$738.6	$754.9
EBITDA Margin	(%)	33.3%	35.0%	35.8%	35.8%	35.8%	35.8%	35.8%	35.8%	35.8%	35.8%
EBITDA / HI	(US$/ HI)	$54.5	$61.2	$65.1	$67.5	$68.9	$70.1	$71.3	$72.5	$73.7	$75.0

Source: Interbrew, Labatt.

B. FEMSA Cerveza

FEMSA Cerveza Overview

Business Overview

  FEMSA Cerveza is the second largest brewer in Mexico with a 42% market share as of December 31, 2003
  FEMSA Cerveza currently operates 6 breweries in Mexico with an aggregate annual installed capacity of approximately 32.2 mm Hls
  In 2003, FEMSA Cerveza sold an aggregate volume of 24.6 mm Hls, of which 22.6 mm Hls were sold in the Mexican market and 2.0 mm Hls were exports
  FEMSA Cerveza produces and distributes 14 brands of beer in up to nine different presentations, resulting in a portfolio of 51 different product offerings
  The most important brands in FEMSA Cerveza’s portfolio include: Tecate, Carta Blanca, Sol, Superior, Indio and XX Lager
  The company exports its products to more than 67 countries worldwide, with North America (US and Canada) being its most important export market, followed by certain markets in Asia, Europe and Latin America

Source: FEMSA 4Q'03 and FY2002 20-F public filings.

Simplified Corporate Structure

Financial Highlights

(US$ in Millions)	2001	2002	2003

Revenues	$1,917.1	$1,927.4	$1,952.5
EBITDA	508.5	560.7	575.1
EBITDA Margin	26.5%	29.1%	29.5%

Net Debt	178.8	145.6	200.0
Net Debt / EBITDA	0.4x	0.3x	0.3x

Note: Constant Pesos as of December 31,2003, converted to US$ at the exchange rate for
December 31,2003 of Ps. 11.2285/ US$ as reported by Bloomberg.

Source: FEMSA 4Q'03 and FY2002 20-F public filings.

FEMSA Cerveza Valuation Approach

Methodology	• Comparable company analysis

Rationale	• No access to management / business plan • Based on publicly available information • Minority investment • Relatively good public comparable available

Comparable Company	• Modelo
    - Largest brewer in Mexico with a 56% market share
    - Strong portfolio of brands with large volume dedicated to exports
    - Corona Extra is the #2 imported beer in the United States
- Gaining share from FEMSA Cerveza in Mexico in the last years

Key Statistics

(US$ in Millions)	FEMSA Cerveza	MODELO

Volumes (Hls mm)	24.6	41.9
Revenues	$1,952.5	$3,602.8
EBITDA	575.1	1,110.9
EBITDA Margin	29.5%	30.8%
Market Share	42.0	56.0
Major Brands	Sol, Dos Equis, Tecate	Corona, Modelo
Exports (Hls mm)	2.0	11.8
Exports (% Total)	8.1%	28.2%

Multiple Discount	• A discount of between 10% and 20% to Modelo’s implied Firm Value to 2003 EBITDA trading multiple has been applied to FEMSA Cerveza’s 2003 EBITDA

Source: FEMSA and Modelo 4Q’03 public filings.

Public Comparable Valuation of FEMSA Cerveza

(US$ in Millions, unless specified otherwise)				Firm Value / EBITDA

Company	Price (a)	Market Cap. (a)	Firm Value	2003 (b)

Modelo	$2.68	$8,702	$10,016	8.9x

	Range

	Low	Average	High

Discount to Grupo Modelo's FV / 2003 EBITDA Multiple	20.0%	15.0%	10.0%
Implied FV / 2003 EBITDA Multiple for FEMSA Cerveza	7.1	7.6	8.0
FEMSA Cerveza 2003 EBITDA (c)	$575	$575	$575

FEMSA Cerveza Implied Firm Value	$4,095	$4,351	$4,607
(-) Net Debt (c)	200	200	200

FEMSA Cerveza Implied Equity Value Range	$3,895	$4,151	$4,407

% of Capital Stock Acquired	30.0%	30.0%	30.0%
Equity Value Range to HoldCo (d)	$1,168	$1,245	$1,322
Assumed HoldCo Debt (d)	206	206	206

Total lmplied Equity Value Range to AmBev (e)	$963	$1,040	$1,116

(a) Share prices as of February 27, 2004. Source: Bloomberg.
(b) 2003 EBITDA of US$1,110.9 mm. Source: Modelo’s 4Q’03 filing. Firm Value to EBITDA multiple calculated using local currency figures.
(c) Source: FEMSA’s audited financial statements as of December 31, 2003.
(d) Citigroup has been informed by AmBev that the capital stock of FEMSA Cerveza will be acquired pursuant to the Merger Transaction through a Holdco, which shall have as assets 30% of the capital stock of FEMSA Cerveza and as liabilities third-party debt in the amount of US$206 mm.
(e) Given the lack of availability of information for LUSA, Citigroup has adopted the conservative approach of attributing no value to FEMSA Cerveza’s 30% ownership interest in LUSA.

3 AmBev

A. Brazil and International Operations

AmBev Overview

Company Description

  AmBev is the 5th largest brewer in the world, with 2003 total volume of 94.6 mm Hls and the largest brewer in Latin America when consolidating Quinsa
  The company was created in 1999 as a result of the merger between Antarctica and Brahma
  As of December 31, 2003, AmBev held approximately 64% of the Brazilian beer market, enjoying a strong brand portfolio
• Skol (no. 1 brand with 32.0% market share) • Brahma (no. 2 brand with 18.2% market share) • Antarctica (no. 5 brand with 9.5% market share)

  In addition, AmBev is also the number 2 player in the carbonated soft drinks market in Brazil and sells non-alcoholic non-carbonated products
• #2 in soft drinks in Brazil (Guaraná Antarctica) and distributor for Pepsi products • Other products include Gatorade, Lipton Iced Tea and water

International Operations

Company	Country	Year	Description

Cervecera Nacional	Venezuela	1996	One of the leading brewers in Venezuela
JV with CabCorp	Guatemala	2002	Leading Pepsi distribution in Central America
Embotelladoras Rivera	Peru	2003	Pepsi distributor in Peru
Cervecería Suramericana	Ecuador	2003	#2 brewer in Ecuador
Embotelladora Dominicana	Dominican Republic	2004	Leading Pepsi bottler in the Dominican Republic
Source: AmBev.

Simplified Corporate Structure

Financial Summary

(US$ in Millions)	2002	2003

Net Revenues	$2,687.7	$2,826.7
EBITDA	956.9	1,000.1
EBITDA Margin	35.6%	35.4%

Cash & Equivalents	$992.0	$964.7
Total Debt	1,269.8	2,065.7
Net Debt	277.9	1,101.0
Shareholders Equity	1,168.8	1,507.0

Source: AmBev.
Note: Pro forma for the proportional consolidation of Quinsa.

Projected Unlevered Free Cash Flows and Valuation Results

	Projected Fiscal Year Ending December 31,

(US$ in Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Unlevered Free Cash Flow (R$ MM) (a)	$2,107.3	$2,483.8	$3,501.3	$3,168.3	$3,195.3	$3,495.1	$3,817.1	$4,163.3	$4,500.8	$4,860.4
Unlevered Free Cash Flow (US$ MM)	703.7	788.5	1,083.0	960.3	948.6	1,015.6	1,085.7	1,159.2	1,226.6	1,296.6

Terminal EBITDA (US$ MM)	$2,076.7
Terminal Adjusted Free Cash Flow (US$ MM)(b)	1,383.4

Terminal EBITDA Multiple Range

7.0x	7.5x	8.0x	8.5x	9.0x

WACC	Firm Value as of 12/31/03

11.0%	$11,195	$11,561	$11,926	$12,292	$12,658
12.0%	10,512	10,846	11,180	11,515	11,849
13.0%	9,885	10,191	10,497	10,802	11,108
14.0%	9,309	9,589	9,869	10,149	10,429
15.0%	8,780	9,036	9,293	9,550	9,806

WACC	Implied Perpetuity Growth Rate

11.0%	1.4%	1.9%	2.5%	2.9%	3.4%
12.0%	2.3	2.9	3.4	3.9	4.3
13.0%	3.2	3.8	4.3	4.8	5.2
14.0%	4.1	4.7	5.2	5.7	6.1
15.0%	5.0	5.6	6.2	6.6	7.1

Terminal Value

$14,537	$15,575	$16,614	$17,652	$18,690

WACC	Equity Value as of 12/31/03 (c)

11.0%	$10,156	$10,522	$10,887	$11,253	$11,619
12.0%	9,473	9,807	10,141	10,476	10,810
13.0%	8,846	9,152	9,458	9,763	10,069
14.0%	8,270	8,550	8,830	9,110	9,390
15.0%	7,741	7,997	8,254	8,511	8,767

WACC	Present Value Of Terminal Value / Firm Value

11.0%	45.7%	47.4%	49.1%	50.6%	52.0%
12.0%	44.5	46.2	47.8	49.4	50.8
13.0%	43.3	45.0	46.6	48.1	49.6
14.0%	42.1	43.8	45.4	46.9	48.3
15.0%	40.9	42.6	44.2	45.7	47.1

(a) Reais in Millions
(b) Terminal Adjusted Free Cash Flow defined as terminal EBIIDA plus capital expenditures less depreciation.
(c) Equity Value equals Firm Value less total debt and minority interest, plus cash and investments in unconsolidated subsidiaries.
Note: Total Net Debt and Minority Interest of US$1,039 mm. Source: AmBev' s unaudited financial statements as of December31, 2003.

__________________________________________________
Source: AmBev, market information.

Weighted Average Cost of Capital (WACC)

Equity Beta

Company	Beta (b)

Interbrew	0.73
Anheuser Busch	0.58
Carlsberg	0.59
Heineken	0.51
Scottish & Newcastle	0.68
SABMilier	0.78
Molson	0.90

Median	0.68

Source: Bloomberg as of February 27, 2004.

WACC Calculation

	Low	Average	High

COST OF EQUITY
U.S. Risk Free Rate (30-Year U.S. Treasury) (a)	4.84%	4.84%	4.84%

Equity Market Risk Premium	5.50%	6.50%	7.50%
Equity Beta (b)	0.68	0.68	0.68
Adjusted Equity Market Risk Premium	3.74%	4.42%	5.10%
Political Risk Premium (c)	5.00%	5.50%	6.00%

Total	13.58%	14.76%	15.94%

COST OF DEBT
U.S. Risk Free Rate (10-Year U.S. Treasury) (a)	3.98%	3.98%	3.98%
Implied Credit Spread (d)	1.00%	1.00%	1.00%
Political Risk Premium (c)	5.00%	5.50%	6.00%
Cost of Debt (Pretax)	9.98%	10.48%	10.98%

Effective Tax Rate (e)	24.00%	24.00%	24.00%

Total	7.58%	7.96%	8.34%

Debt/Capitalization (Target)	25.00%	25.00%	25.00%

WACC	12.08%	13.06%	14.04%

______________________________________
Notes:
(a) Treasury yields as of 02/27/04.
(b) Average adjusted 2-year Beta from Bloomberg as of 02/27/04.
(c) Based on trading levels of benchmark Brazilian international bonds.
(d) Implied from cost of debt.
(e) Effective tax rate after adjusting for capital deductions ("juros sabre capital proprio") and deferred tax assets.

Projected Income Statement

	Projected Fiscal Year Ending December 31,

(US$ in Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Revenues	$2,928.9	$3,147.9	$3,493.6	$3,614.3	$3,746.5	$3,881 .4	$4,021.5	$4,167.0	$4,318.1	$4,474.9
Cost of Goods Sold (excl. Deprec.)	1,126.6	1,150.5	1,205.3	1,245.9	1,290.3	1,335.5	1,382.4	1,431.1	1,481.6	1,534.0

Gross Profit (Before Deprec.)	$1,802.3	$1,997.4	$2,288.4	$2,368.4	$2,456.2	$2,545.9	$2,639.1	$2,735.9	$2,836.5	$2,940.9
Selling, General & Administration	674.1	700.0	722.6	740.8	760.2	779.7	799.9	820.6	842.1	864.2

EBITDA (Operating Cash Flow)	$1,128.2	$1,297.4	$1,565.7	$1,627.6	$1,696.0	$1,766.2	$1,839.3	$1,915.3	$1,994.4	$2,076.7
Depreciation	242.8	266.7	292.5	321.4	157.6	199.2	241.7	284.9	301.0	313.5
Amortization of Intangibles	67.7	64.4	62.7	61.5	60.2	58.9	57.7	56.5	55.3	16.8
Other expenses	(49.5)	(47.1)	(45.9)	(44.9)	(44.0)	(43.1)	(42.2)	(41.3)	(40.4)	(39.6)

EBIT (Operating Income)	$867.1	$1,013.4	$1,256.4	$1,289.7	$1,522.2	$1,551.1	$1,582.1	$1,615.2	$1,678.5	$1,786.0

Revenue Growth	-	7.5%	11.0%	3.5%	3.7%	3.6%	3.6%	3.6%	3.6%	3.6%
EBITDA Growth	-	15.0	20.7	4.0	4.2	4.1	4.1	4.1	4.1	4.1

Gross Margin	61.5%	63.5%	65.5%	65.5%	65.6%	65.6%	65.6%	65.7%	65.7%	65.7%
EBITDA Margin	38.5	41.2	44.8	45.0	45.3	45.5	45.7	46.0	46.2	46.4

Note: Assumes proportional consolidation of international operations (50% of Guatemala, 100% of Peru and 51% of Venezuela).
Excludes recently acquired operations in Ecuador and Dominican Republic.
Source: AmBev.

Macroeconomic Assumptions

	Projected Fiscal Year Ending December 31,

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Brazilian Inflation - % p.a. (IPCA)	5.3%	4.5%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Year End FX Rate (R$ / US$)	$3.100	$3.200	$3.266	$3.332	$3.405	$3.478	$3.553	$3.630	$3.708	$3.789
Average FX Rate (R$ / U$)	$2.995	$3.150	$3.233	$3.299	$3.368	$3.441	$3.516	$3.592	$3.669	$3.749
Real GDP Grow1h	3.50%	4.00%	3.00%	3.50%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

Source: Wall Street research and Smith Barney research estimates.

Summary Projected Operating Assumptions

(US$ in millions, unless specified otherwise)
VOLUMES (HLs in Thousands)

REVENUES

COST OF GOODS SOLD

EBITDA

Source: AmBev.

AmBev’s Operating Projections

		Projected Fiscal Year Ending December 31,

		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

BRAZIL

Market Size
Beer	(His 000's)	85,106	88,511	92,316	93,932	95,811	97,727	99,681	101,675	103,709	105,783
CSD (a)	(His 000's)	110,305	114,828	119,765	121,861	124,298	126,784	129,320	131,906	134,545	137,235
NANC (b)	(His 000's)	--	--	--	--	--	--	--	--	--	--

AmBev Market Share
Beer	(%)	67.3%	67.7%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%
CSD (a)	(%)	16.6%	17.5%	18.6%	18.6%	18.6%	18.6%	18.6%	18.6%	18.6%	18.6%
NANC (b)	(%)	--	--	--	--	--	--	--	--	--	--

AmBev Volumes	(His 000's)	76,738	81,262	86,313	87,824	89,580	91,372	93,199	95,063	96,964	98,904
Beer	(His 000's)	57,259	59,951	62,768	63,867	65,144	66,447	67,776	69,132	70,514	71,924
Growth	(%)	--	4.7%	4.7%	1.8%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
CSD (a)	(His 000's)	18,311	20,095	22,276	22,666	23,119	23,582	24,054	24,535	25,025	25,526
Growth	(%)	--	9.7%	10.9%	1.8%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
NANC (b)	(His 000's)	1,168	1,216	1,268	1,291	1,316	1,343	1,370	1,397	1,425	1,453
Growth	(%)	--	4.1%	4.3%	1.8%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Revenues	(US$ MM)	$2,928.9	$3,147.9	$3,493.6	$3,614.3	$3,746.5	$3,881.4	$4,021.5	$4,167.0	$4,318.1	$4,474.9
Brazil Beer		2,247.7	2,400.3	2,659.2	2,757.4	2,864.9	2,974.8	3,088.9	3,207.4	3,330.5	3,458.2
Brazil CSD (a)		439.9	478.5	535.9	555.7	577.3	599.4	622.3	646.1	670.9	696.6
Brazil NANC (b)		49.9	51.9	55.4	57.4	59.7	62.0	64.4	66.8	69.4	72.0
Brazil Others		36.0	36.0	36.8	37.5	38.2	38.9	39.6	40.3	41.1	41.8
International Operations		155.5	181.3	206.3	206.3	206.3	206.3	206.3	206.3	206.3	206.3
Cost of Goods Sold	(US$ MM)	$1,126.6	$1,150.5	$1,205.3	$1,245.9	$1,290.3	$1,335.5	$1,382.4	$1,431.1	$1,481.6	$1,534.0
SG&A		674.1	700.0	722.6	740.8	760.2	779.7	799.9	820.6	842.1	864.2

EBITDA	(US$ MM)	$1,128.2	$1,297.4	$1,565.7	$1,627.6	$1,696.0	$1,766.2	$1,839.3	$1,915.3	$1,994.4	$2,076.7
EBITDA Margin	(%)	38.5%	41.2%	44.8%	45.0%	45.3%	45.5%	45.7%	46.0%	46.2%	46.4%

Source: AmBev.
(a) Carbonated Soft Drinks.
(b) Non-Alcoholic, Non-Carbonated drinks.

B. Quinsa

Company Description

  Quinsa is the largest beverage company in the Southern Cone, with 2003 sales of approximately 20 mm Hls
  Quinsa enjoys leading beer market shares in Argentina, Bolivia, Paraguay and Uruguay, and also operates in Chile
  Quinsa also operates in the soft drinks segment, focusing on bottling and distribution of Pepsi products
• Acquired controlling stake in BAESA, the largest Pepsi bottler in Argentina
• Recently acquired 2 additional Pepsi franchises in Argentina and sold its Coca-Cola bottling operations in Paraguay back to Coca-Cola

  The company was acquired by AmBev in 2002

Simplified Corporate Structure

Overview of Operations

Country	Mark Share (Beer)	2003 Volumes (MM Hls)	Major Brands

Argentina (Beer)	76.5%	10.0	Quilmes, Imperial, Iguana, Andes
Argentina (CSD)	NA	5.9	Pepsi, Gatorade, Tropicana
Bolivia	97.7	1.8	Paceña, Tropical Extra
Chile	10.1	0.4	Becker, Báltica
Paraguay	88.3	1.6	Pilsen, Dorada, Baviera
Uruguay (Beer)	95.5	0.4	Pilsen, Doble, Zillertal
Uruguay (CSD)	NA	0.2	Pepsi, Gatorade, Tropicana

Source: AmBev.
NA: Not Applicable.

Financial Summary

(US$ in Millions)	2001	2002	2003

Net Revenues	$938.7	$468.6	$582.8
EBITDA	233.1	92.8	190.4
EBITDA Margin	24.8%	19.8%	32.7%

Cash & Equivalents	$124.9	$162.6	$138.0
Total Debt	368.8	374.6	340.0
Net Debt	243.9	212.0	202.0
Shareholders Equity	659.1	523.2	570.4

Source: Quinsa and AmBev.

Projected Unlevered Free Cash Flows and Valuation Results

	Projected Fiscal Year Ending December 31,
(In Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Unlevered Free Cash Flow	$76.6	$128.2	$178.0	$186.3	$197.1	$209.9	$223.1	$237.1	$252.1	$267.0

Terminal EBITDA										$460.5
Terminal Adjusted Free Cash Flow (a)										$249.2

	Terminal EBITDA Multiple Range
	7.0x	7.5x	8.0x	8.5x	9.0x

WACC	Firm Value as of 12/31/03

15.0%	$1,735	$1,792	$1,849	$1,906	$1,963
16.0%	1,631	1,684	1,736	1,788	1,840
17.0%	1,536	1,584	1,632	1,680	1,728
18.0%	1,448	1,492	1,536	1,580	1,624
19.0%	1,367	1,408	1,448	1,489	1,529

WACC	Implied Perpetuity Growth Rate

15.0%	6.7%	7.3%	7.7%	8.1%	8.5%
16.0%	7.7	8.2	8.6	9.1	9.4
17.0%	8.6	9.1	9.6	10.0	10.4
18.0%	9.5	10.1	10.5	10.9	11.3
19.0%	10.5	11.0	11.5	11.9	12.3

(a) Terminal Adjusted Free Cash Flow defined as terminal EBITDA plus capital expenditures less depreciation,
(b) Equity Value equals Firm Value less total debt and minority interest, plus cash and investments in unconsolidated subsidiaries.
Note: Net Debt and Minority Interest of US$301 mm. Source: Quinsa's unaudited financial statements as of December 31, 2003.

Source: AmBev.

	Terminal Value
	$3,223	$3,453	$3,684	$3,914	$4,144

WACC	Equity Value as 12/13/03 (b)

15.0%	$1,434	$1,491	$1,548	$1,605	$1,661
16.0%	1,330	1,382	1,435	1,487	1,539
17.0%	1,235	1,283	1,331	1,379	1,426
18.0%	1,147	1,191	1,279	1,279	1,323
19.0%	1,066	1,106	1,147	1,187	1,228

WACC	Present Value Of Terminal Value / Firm Value

15.0%	45.9%	47.6%	49.3%	50.8%	52.2%
16.0%	44.8	46.5	48.1	49.6	51.1
17.0%	43.7	45.4	47.0	48.5	49.9
18.0%	42.5	44.2	45.8	47.3	48.7
19.0%	41.4	43.1	44.7	46.2	47.6

Weighted Average Cost of Capital (WACC)

Equity Beta

Company	Beta (b)

Interbrew	0.73
Anheuser Busch	0.58
Carlsberg	0.59
Heineken	0.51
Scottish & Newcastle	0.68
SABMilier	0.78
Molson	0.90

Median	0.68

Source: Bloomberg as of February 27, 2004.

WACC Calculation

	Low	Average	High

COST OF EQUITY
U.S. Risk Free Rate (30-Year U.S. Treasury) (a)	4.84%	4.84%	4.84%

Equity Market Risk Premium	5.50%	6.50%	7.50%
Equity Beta (b)	0.68	0.68	0.68
Adjusted Equity Market Risk Premium	3.74%	4.42%	5.10%

Political Risk Premium (c)	9.50%	10.00%	10.50%

Total	18.08%	19.26%	20.44%

COST OF DEBT
U.S. Risk Free Rate (10-Year U.S. Treasury) (a)	3.98%	3.98%	3.98%
Implied Credit Spread (d)	1.00%	1.00%	1.00%
Political Risk Premium (c)	9.50%	10.00%	10.50%
Cost of Debt (Pretax)	14.48%	14.98%	15.48%

Marginal Tax Rate	35.00%	35.00%	35.00%

Total	9.41%	9.74%	10.06%

Debt/Capitalization (Target)	25.00%	25.00%	25.00%

WACC	15.91%	16.88%	17.85%

Notes:
(a) Treasury yields as of 02/27104.
(b) Average adjusted 2-year Beta from Bloomberg as of 02/27/04.
(c) Based on trading levels of benchmark Argentine intemational bonds.
(d) Implied from cost of debt.

Projected Income Statement

	Projected Fiscal Year Ending December 31,

(US$ in Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Revenues	$713.2	$731.2	$776.7	$827.5	$882.9	$933.2	$986.4	$1,042.6	$1,102.1	$1,165.0
Cost of Goods Sold (excl. Dep.)	333.6	332.6	349.5	373.4	397.3	418.7	441.2	465.1	490.3	516.9

Gross Profit (Before Dep.)	$379.6	$398.7	$427.2	$454.0	$485.6	$514.5	$545.1	$577.5	$611.8	$648.2
Selling, General & Administration	128.0	129.7	131.8	139.4	147.5	154.7	162.3	170.4	178.8	187.7

EBITDA (Op. Cash Flow)	$251.6	$269.0	$295.4	$314.7	$338.1	$359.8	$382.8	$407.2	$433.0	$460.5
Depreciation	83.5	78.9	73.2	66.7	62.3	64.5	66.6	69.0	71.8	72.0
Amortization of Intangibles	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

EBIT (Op. Income)	$168.1	$190.1	$222.1	$248.0	$275.8	$295.3	$316.1	$338.1	$361.2	$388.5

Revenue Growth	--	2.5%	6.2%	6.5%	6.7%	5.7%	5.7%	5.7%	5.7%	5.7%
EBITDA Growth	--	6.9	9.8	6.5	7.4	6.4	6.4	6.4	6.4	6.3

Gross Margin	53.2%	54.5%	55.0%	54.9%	55.0%	55.1%	55.3%	55.4%	55.5%	55.6%
EBITDA Margin	35.3	36.8	38.0	38.0	38.3	38.6	38.8	39.1	39.3	39.5

Source: AmBev.

MACROECONOMIV PROJECTIONS

		Projected Fiscal Year Ending December 31,

		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Argentina
Inflation	(%)	6.9%	5.0%	3.7%	3.3%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Average Exchange Rate	(locaI/US$)	$2.91	$2.99	$3.10	$3.11	$3.11	$3.14	$3.18	$3.21	$3.24	$3.27
Devaluation	(%)	0.2%	2.8%	3.4%	0.5%	0.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Real GDP Growth	(%)	5.0%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%

Source: Wall Street research and Smith Barney research estimates.

Summary Projected Operating Assumptions

(US$ in millions, unless specified otherwise)

VOLUMES (HLs in Thousands)

REVENUES

COST OF GOODS SOLD

Source: AmBev.

EBITDA

Quilmes’ Operating Projections

		Projected Fical Year Ending December 31,

(US$ in Millions)		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

ARGENTINA

Market Size	(His 000's)	47,891	49,315	50,778	52,548	54,380	56,277	58,240	60,272	62,376	64,553
Beer	(His 000's)	13,500	13,900	14,300	14,866	15,455	16,067	16,703	17,365	18,052	18,767
Soft Drinks	(His 000's)	34,391	35,415	36,478	37,682	38,925	40,210	41,537	42,907	44,323	45,786

Quilmes Market Share	(%)	34.8%	34.1%	34.9%	34.9%	35.0%	35.1%	35.1%	35.2%	35.3%	35.4%
Beer	(%)	77.2	73.2	74.5	74.5	74.5	74.5	74.5	74.5	74.5	74.5
Soft Drinks	(%)	18.1	18.8	19.3	19.3	19.3	19.3	19.3	19.3	19.3	19.3

Quilmes Volumes	(His 000's)	16,653	16,823	17,697	18,351	19,030	19,734	20,464	21,222	22,007	22,822
Beer	(His 000's)	10,420	10,180	10,651	11,073	11,511	11,967	12,441	12,934	13,446	13,978
% Growth	(%)	4.5%	(2.3%)	4.6%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Soft Drinks	(His 000's)	6,233	6,643	7,046	7,279	7,519	7,767	8,023	8,288	8,561	8,844
% Growth	(%)	6.3%	6.6%	6.1%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%

Revenues / HI	(US$/HI)	$29.1	$29.5	$30.2	$31.0	$32.0	$32.6	$33.3	$33.9	$34.6	$35.3
Beer	(US$/HI)	29.7	30.1	30.2	31.1	32.0	32.6	33.3	33.9	34.6	35.3
Soft Drinks	(US$/HI)	25.5	25.7	25.9	26.6	27.4	27.9	28.5	29.0	29.6	30.2

Revenues	(US$ MM)	$484.6	$496.2	$534.2	$569.3	$608.2	$643.3	$680.5	$719.8	$761.4	$805.4
Beer		309.1	306.8	322.1	344.0	368.3	390.5	414.0	438.9	465.3	493.3
Soft Drinks		158.8	170.9	182.4	193.5	205.9	216.9	228.5	240.8	253.6	267.2
Other		16.7	18.5	29.8	31.8	33.9	35.9	38.0	40.2	42.5	44.9

Cash Costs
Cost of Goods Sold	(US$ MM)	246.7	245.5	261.7	277.8	295.6	311.5	328.3	346.0	364.7	384.5
SG&A	(US$ MM)	67.9	71.0	73.4	77.4	81.8	85.6	89.6	93.8	98.3	103.0

EBITDA	(US$ MM)	$170.0	$179.7	$199.1	$214.1	$230.7	$246.2	$262.5	$279.9	$298.4	$318.0
EBITDA Margin	(%)	35.1%	36.2%	37.3%	37.6%	37.9%	38.3%	38.6%	38.9%	39.2%	39.5%
EBITDA / HL	(US$/HI)	$10.2	$10.7	$11.2	$11.7	$12.1	$12.5	$12.8	$13.2	$13.6	$13.9

Source: AmBev.
		Projected Fical Year Ending December 31,

(US$ in Millions)		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

INTERNATIONAL BEVERAGES OPERATIONS (a)

Revenues	(US$ MM)	$222.2	$228.7	$235.1	$250.1	$265.8	$280.1	$295.1	$310.9	$327.6	$345.2
COGS		82.5	82.6	83.5	90.9	96.4	101.4	106.6	112.1	117.9	124.0
SG&A		41.8	40.7	40.6	43.0	45.5	47.7	50.0	52.5	55.0	57.7

EBITDA		$98.0	$105.4	$111.0	$116.2	$123.9	$131.0	$138.5	$146.4	$154.7	$163.5
EBITDA Margin	(%)	44.1%	46.1%	47.2%	46.5%	46.6%	46.8%	46.9%	47.1%	47.2%	47.4%

TOTAL BEVERAGES (b)

Revenues	(US$ MM)	$706.8	$724.9	$769.3	$819.4	$874.0	$923.4	$975.6	$1,030.7	$1,089.0	$1,150.7
COGS		329.1	328.1	345.2	368.7	392.0	412.9	434.9	458.1	482.6	508.5
SG&A		109.6	111.7	114.1	120.4	127.3	133.3	139.6	146.3	153.3	160.7

EBITDA		$268.0	$285.1	$310.1	$330.3	$354.7	$377.2	$401.0	$426.3	$453.1	$481.5
EBITDA Margin	(%)	37.9%	39.3%	40.3%	40.3%	40.6%	40.8%	41.1%	41.4%	41.6%	41.8%

CORPORATE & OTHER (c)

Revenues	(US$ MM)	$6.3	$6.3	$7.4	$8.1	$8.9	$9.8	$10.8	$11.9	$13.1	$14.4
COGS		4.4	4.4	4.3	4.8	5.2	5.8	6.3	7.0	7.7	8.4
SG&A		18.3	18.1	17.8	19.0	20.3	21.5	22.7	24.1	25.5	27.0

EBITDA		($16.4)	($16.1)	($14.7)	($15.6)	($16.6)	($17.4)	($18.2)	($19.1)	($20.1)	($21.0)

TOTAL QUILMES

Revenues	(US$ MM)	$713.2	$731.2	$776.7	$827.5	$882.9	$933.2	$988.4	$1,042.6	$1,102.1	$1,165.0
COGS		333.6	332.6	349.5	373.4	397.3	418.7	441.2	465.1	490.3	516.9
SG&A		128.0	129.7	131.8	139.4	147.5	154.7	162.3	170.4	178.8	187.7

EBITDA		$251.6	$269.0	$295.4	$314.7	$338.1	$359.8	$382.8	$407.2	$433.0	$460.5
EBITDA Margin	(%)	35.3%	36.8%	38.0%	38.0%	38.3%	38.6%	38.8%	39.1%	39.3%	39.5%

(a) Other beverages include soft drinks, bottled water and juices.
(b) Total beverages includes Argentina and international beverage operations.
(c) Corporate and other includes corporate overhead expenses and Fábrica Paraguay de Vidrios (Glass Company of Paraguay)
Source: AmBev.

Appendix

A. Overview of Valuation Methodologies

Discounted Cash Flows (“DCF”)

Based on operating variables for a company and management assumptions, income statement and balance sheet projections are utilized to derive projected cash flows.

Projected cash flows are then discounted at a risk-based cost of capital weighted by the target capital structure to arrive at an implied Firm Value.

• This valuation method is based on the capability of a company to generate cash flows in the future
• The free cash flows are projected for a certain number of years and then discounted at a discount rate that reflects a company’s cost of capital and the risk associated with the cash flows it generates
• A DCF analysis is based mainly on the following elements:
     • Projection of financial statements (key value driving factors)
     • The cost of capital to discount the projected cash flows

PROS

• Captures future growth potential
• Reflects standalone value of the business

CONS

• Ability to deliver projected results
• Significant weight on terminal value
• No value for strategic consideration

Weighted Average Cost of Capital

The discount rate or hurdle rate that accounts for both business and financial risks is the investment’s after-tax weighted average cost of capital (WACC).

Weighted Average Cost of Capital Components

Comparable Companies Analysis

Whereas no publicly traded companies provide an identical match to the operations of a company, important information can be drawn from the way similar enterprises are valued by public markets.

• In making use of the implicit ratios of publicly traded companies to derive a valuation, the following possible factors for differences generally are considered:
     • Size of the enterprise and access to markets and financing
     • Condition of fixed assets and need for additional investments
     • Administrative and operational aspects
     • Macroeconomic, country or regional factors
• The financial and operational ratios drawn from the group of companies selected can be applied to similar variables to obtain other data points of value to complement the findings of a DCF analysis

PROS

• Reflects market assessment of value and performance

CONS

• Potential distortion due to market specifics
• Ability to find “true” comparables
• Lack of control premium assessment

Private Market Precedent Transactions

Although no two transactions are identical, relevant information can be drawn from recent mergers and acquisitions in the sector.

• Implicit multiples and general issues in transaction structuring, financing and other transaction particulars are used to compare with a company and a transaction
• The selection of precedent transactions generally incorporates the following criteria:
     • Specifics of the transaction
     • Geographical location of company operations
     • Time context of transactions as it relates to market and sector conditions
     • Capital structure associated with transactions

PROS

• Reflects actual considerations paid for companies
• Ability to assess control premium

CONS

• Scarcity of “true” precedents
• Limited public information

B. Comparable Companies and Precedent Transaction Analyses

Comparable Companies Analysis

(US$ in MM, except for per share data)					Firm Value / EBITDA

Company	Country	Price (1)	Market Cap. (1)	Firm Value	LTM (2)	2003E	2004E

Latin America
Bavaria	Colombia	$6.35	$1,556	$3,832	5.9x (3)	5.9x (3)	5.6x
AmBev	Brazil	26.90	10,367	11,535	11.5 (3)	11.5 (3)	9.2
CCU	Chile	4.90	1,561	1,764	12.1 (3)	12.1 (3)	10.3
Modelo	Mexico	2.68	8,702	10,016	8.9 (3)	8.9 (3)	8.1
Quinsa	Argentina	1.85	1,265	1,606	8.4 (3)	8.4 (3)	6.4

		Mean			9.4x	9.4x	7.9x
		Median			8.9	8.9	8.1

International
Molson	Canada	$22.80	$2,895	$3,841	8.3x	8.5x	7.7x
Interbrew	Belgium	30.20	12,907	17,874	9.3 (4)	9.6	8.7
SABMilier	South Africa	10.52	12,560	16,657	8.3	8.4	7.3
Heineken	Netherlands	43.51	17,056	20,928	8.1 (4)	8.1	7.9
Anheuser-Busch	USA	53.22	43,362	48,511	12.1	11.7	11.1

		Mean			9.2x	9.3x	8.5x
		Median			8.3	8.5	7.9

Source: Company filings, Bloomberg and Wall Street research.
(1) Share prices as of February 27, 2004
(2) L TM as of September 30, 2003.
(3) Actual 2003 EBITDA.
(4) L TM as of June 30, 2003.

Precedent Transaction Analysis

(US$ in millions, unless otherwise indicated)

Date Announced	Acquiror	Target	FV / LTM EBITDA

Latin America
Feb-03	Bavaria	UPC Backus & Johnston	10.7x
Feb-03	Heineken NV	CCU	11.8
Sep-02	Heineken NV	FIFCO	15.8
May-02	Bavaria	Backus	12.0
Feb-02	Ambev	Quilmes	10.7
Feb-02	Molson	Kaiser	12.0
Nov-01	Bavaria	Cervecería Nacional	11.7
Nov-01	SAB	Cervecería Hondurena	11.0

			11.8x
North America
May-02	SAB	Miller	9.2x
Aug-95	Interbrew	Labatt	10.4

			9.8x
Europe
May-03	SABMiller PLC	Birra Peroni Industriale SpA	12.6x
May-03	Heineken NV	BBAG	10.2
Nov-02	Interbrew	Gilde	8.6
Feb-02	Scottish & Newcastle	Hartwall	10.1
Feb-02	Heineken NV	Bravo	9.3
Dec-01	Coors	Carling	8.1
Aug-01	Interbrew	Becks	13.0
Jul-00	Interbrew	Bass Brewers	9.6

			9.9x
Branded Consumer Large Cap
Dec-02	Carbury Schweppes (a)	Adams	11.4x
Jan-01	Nestle	Ralston Purina	15.7
Dec-00	Pepsi	Quaker	15.4
Oct-00	Kellog	Keebler	10.2
Jul-00	General Mills	Pillsbury	11.0
Jun-00	Unilver	Bestfoods	14.4
Jun-00	Philip Morris	Nabisco Holdings	13.9

			13.9x
(a) Transaction value $3.75B net of $450M of tax benefits. Transaction multiples are based on Adams’s FY 2001 results.
Source: Wall Street research.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.